CM 3/17

[redacted]

05038478

S
E COMMISSION
Washington, D.C. 20549

BB 3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 04 (MM/DD/YY) AND ENDING 12 / 31 / 04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CC Securities, LDC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Corporate Center West Bay Road P.O. Box 31106
(No. and Street)

Grand Cayman Islands	**B.W.I.**	
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman **(312) 692-5007**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Dr., Suite 1400	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

PS 3/17

OATH OR AFFIRMATION

I, **Fred Goldman** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CC Securities LDC**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

Chief Operating Officer
Title

Tara L.P. Zilinskas
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) *Statement of Income (Loss).*
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
CC Securities, LDC
Grand Cayman Islands, B.W.I.

We have audited the accompanying consolidated statement of financial condition of CC Securities, LDC (A Cayman Islands Limited Duration Company) and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CC Securities, LDC and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2005

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Financial Condition
December 31, 2004

Assets	
Receivables from broker-dealers	$ 26,879,903
Securities owned:	
Marketable, at market value	1,474,134
Not readily marketable, at estimated fair value	12,870,259
Total securities owned	14,344,393
Other assets	153,304
Total assets	$ 41,377,600
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 11,529,904
Management fee payable	647,602
Accounts payable and accrued liabilities	65,724
Total liabilities	12,243,230
Member's Equity	29,134,370
Total liabilities and member's equity	$ 41,377,600

See Notes to Consolidated Financial Statements.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Operations
Year Ended December 31, 2004

Revenues:		
Net trading gains	$	8,672,923
Interest income		460,266
Other income		7,948
		9,141,137
Expenses:		
Interest expense		338,758
Management fee expense		723,794
Commissions and other trading expenses		140,748
Other expenses		3,540
		1,206,840
Net income	$	7,934,297

See Notes to Consolidated Financial Statements.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Changes in Member's Equity
Year Ended December 31, 2004

Member's equity - December 31, 2003	$	46,726,551
Capital contributions		20,221,831
Capital withdrawals		(45,748,309)
Net income		7,934,297
Member's equity - December 31, 2004	$	29,134,370

See Notes to Consolidated Financial Statements.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Cash Flows
Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net income	$ 7,934,297
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized (gain)/loss in securities owned and securities sold, not yet purchased	(1,028,373)
Changes in assets and liabilities:	
Decrease in receivables from broker-dealers	20,297,407
Decrease in securities owned	11,999,502
Increase in other assets	(86,838)
Decrease in securities sold, not yet purchased	(13,772,065)
Increase in management fee payable	451,545
Decrease in payable to affiliates	(312,738)
Increase in accounts payable and accrued liabilities	43,741
Net cash provided by operating activities	25,526,478
Cash Flows From Financing Activities	
Proceeds from capital contributions	20,221,831
Payments for capital withdrawals	(45,748,309)
Net cash (used in) financing activities	(25,526,478)
Net change in cash	-
Cash:	
Beginning	-
Ending	$ -
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ 338,750

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: CC Securities, LDC ("CC Securities") was formed on March 9, 1997, and is a wholly owned subsidiary of CC Investments, LDC ("CC Investments"). CC Securities is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Philadelphia Stock Exchange. CC Securities wholly owns three subsidiaries that were formed in 1999: Castle Creek Healthcare Partners LLC, Castle Creek Technology Partners LLC and Castle Creek Venture Fund LLC. CC Securities and its subsidiaries are hereinafter referred to as the "Company." The Company and CC Investments are both Cayman Islands limited duration companies that engage in proprietary trading and investment activities and are hereinafter referred to as the "Operating Companies." The Company is exempt from registration with the Cayman Islands Monetary Authority under Section 44 of the Mutual Funds Law (2003 revision). The Operating Companies' primary strategy involves making investments in small-capitalization ("small-cap") public companies.

Castle Creek Partners, LLC ("Castle Creek") serves as the investment manager to the Operating Companies. The portfolio of the Operating Companies is currently concentrated in structured equity investments including convertible securities, common stock and warrants and options to purchase common stock.

Trident Trust Company (Cayman) Limited (the "Administrator") provides administrative services to the Operating Companies.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America and include the accounts of CC Securities and its three wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. A summary of the significant accounting policies utilized by the Company is as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates regarding the fair value of its investments are significant estimates, and these estimates could change in the near term. Actual results could differ from those estimates.

Receivables from brokers and dealers: Receivables from brokers and dealers represent primarily amounts due in connection with the Company's trading activities.

Securities owned and securities sold, not yet purchased: Securities owned and securities sold, not yet purchased are carried at market value, or at amounts that approximate fair value, as determined in accordance with the respective Private Placement Offering Memoranda (the "Offering Memoranda") of Castle Creek Fund, L.P. and Castle Creek International, Ltd. (the two members of CC Investments).

All publicly traded securities are valued at the last reported sales price on the exchange or quotation system on which the securities are principally traded. If there are no sales on such date, then market value is determined by the average of the mean between the "bid" and "ask" prices at the close of trading on such date. Restricted stock is valued at discounts to quoted prices as determined by management.

Corporate convertible securities are valued by Castle Creek and management using a methodology that initially considers the securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Warrants and over-the-counter options are valued based on the theoretical value determined by using a Black-Scholes valuation model adjusted for liquidity and risk.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Pricing of securities owned and securities sold, not yet purchased may be modified by Castle Creek and management, at its sole discretion, under circumstances as provided for in the Offering Memoranda referred to above. Modifications are made by Castle Creek to better reflect its estimate of fair value. When determining fair value, Castle Creek considers the cost (proceeds) of the investment, developments since the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield and other factors generally pertinent to the valuation of investments. Because of the inherent uncertainty of valuations, the valuations estimated by Castle Creek may differ significantly from the values that would have been used had a ready market for the securities existed and the differences could be material.

Security transactions are recorded on a trade-date basis. Realized gains and losses are determined by specific identification. The change in unrealized gain (loss) in securities owned and securities sold, not yet purchased is included in net trading gains on the consolidated statement of operations.

Note 2. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 1,474,134	$ 11,529,904

Securities not readily marketable include investment securities *(a)* for which there is no market on a securities exchange or no independent publicly quoted market, *(b)* that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or *(c)* that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2004, these securities at estimated fair values consist of the following:

Equities	$ 3,488,387
Corporate convertible securities	4,623,731
Warrants	4,758,141
	$ 12,870,259

Note 3. Income Taxes

The Company is not subject to direct taxation in the Cayman Islands and, accordingly, income earned by the Company is free of all Cayman Islands taxes. For U.S. tax purposes, the Company has elected to be disregarded as a separate entity pursuant to Treasury Regulation Section 301.7701. The Company is treated as a branch of CC Investments. CC Investments is treated as a partnership for U.S. tax purposes. Therefore, the Company does not incur any federal taxes.

Note 4. Transactions with Related Parties

In 2002, the Company acquired from an unaffiliated entity several holdings from one of its independent portfolio funds. As part of the agreement to take on that portfolio and for managing those positions, a profit sharing agreement was established with one of the prior fund managers who is now a manager with Castle Creek. The fee under this agreement is based on the net profits from those positions that were purchased by the Company. Included in that management fee is a finder's fee, which is also based on the profitability of those positions that will be paid to one of the principals of Castle Creek. At December 31, 2004, $647,602 was owed. The total amount of fees incurred for the year ended December 31, 2004 was $723,794.

Note 5. Concentrations of Credit, Commitments and Off-Balance Sheet Risk

Since the Company does not currently clear its own securities transactions, it has established accounts with broker-dealers for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealers to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm. The Company is required to maintain a balance of $1 million dollars with one of its carrying broker-dealers in conjunction with a joint back office agreement. The Company was in compliance with the requirement at December 31, 2004.

The Company sells securities that have not yet been purchased ("short sales"). The Company is exposed to market risk for short sales. If the market value of the securities sold short increases, the Company's obligation, reflected as a liability, would increase and trading revenues would be reduced. To manage market risk, the Operating Companies often hold securities, which can be used to settle these obligations, and monitors its market exposure daily, adjusting positions when deemed necessary.

The derivative financial instruments traded by the Company are options, the value of which is based upon an underlying asset. Options represent future commitments to purchase or sell other financial instruments at specified future dates. These option contracts may be traded on an exchange or over the counter ("OTC"). Exchange traded contracts have standardized terms while OTC contracts are negotiated between contracting parties.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage exposure for loss due to market risk. The risks of these contracts should not be viewed in isolation, but rather on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with derivatives along with its proprietary activities within its overall risk management framework.

Note 6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $20,540,226, which was $20,440,226 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.03 to 1.

Note 7. Consolidated Subsidiaries

The Company has $19,643,761 of equity in three wholly owned subsidiaries that is included as capital in the computation of the Company's net capital at December 31, 2004. The Company files its FOCUS Report on a consolidated basis. The net capital of the three wholly owned subsidiaries is included in the computation of the Company's net capital as the assets of the subsidiaries are readily available for the protection of the Company's broker-dealers and other creditors as permitted by Rule 15c3-1.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Member's equity		$ **29,134,370**
Less:		
Not readily marketable securities:		
Equities	$ 1,053,023	
Corporate convertible securities	143,194	
Warrants	4,758,141	
Other assets	85,945	
Haircuts:		
Securities owned	2,268,806	
Undue concentration	285,035	**8,594,144**
Net Capital		**20,540,226**
Required net capital - (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		**100,000**
Excess capital		**$ 20,440,226**
Aggregate indebtedness		**$ 654,002**
Ratio of aggregate indebtedness to net capital		**.03 to 1**

Statement pursuant to Paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's Unaudited Part II-A Focus report as of December 31, 2004, as amended on January 28, 2005.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2004

Schedule II

Not required as the Company carries no customer accounts nor does it hold customer funds or securities.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2004

Schedule III

Not required as the Company carries no customer accounts nor does it hold customer funds or securities.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
CC Securities, LDC
Grand Cayman Island, B.W.I.

In planning and performing our audit of the financial statements and supplemental schedules of CC Securities, LDC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2005

McGladrey & Pullen
Certified Public Accountants

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Financial Report
December 31, 2004